press release

ArcelorMittal announces changes to organisational structure

Luxembourg, 11 December 2013 - ArcelorMittal today announces it has reviewed its organisation with the aim of simplifying it.

As a result, it has been decided to manage the business according to region, while also maintaining the product specialisation within those regions. This will enable the businesses to continue to have their own dedicated strategy and focus, while capturing all the synergies within the region.

Separately, Michel Wurth has notified his intention to retire from the company in April 2014. He will retain his links with the company as chairman of ArcelorMittal Luxembourg and, subject to approval at the annual general meeting, as a member of the ArcelorMittal board of directors.

Management of the business will be re-organised as follows, with the following Group Management Board (GMB) responsibilities:

•	Flat Carbon Europe, Long Carbon Europe and distribution solutions will report to Aditya Mittal as CEO of ArcelorMittal Europe. He will remain CFO of ArcelorMittal.

•	Flat Carbon Americas, Long Carbon Americas will report to Lou Schorsch as CEO of ArcelorMittal Americas. He remains in charge of several corporate activities (strategy, technology, R&D, global automotive and commercial co-ordination).

•	Sudhir Maheshwari’s responsibilities remain the same, as CEO of India and China and head of M&A, finance and risk management.

•	Algeria, Kazakhstan, South Africa and Ukraine will report to Davinder Chugh as CEO of ArcelorMittal Africa and the CIS.

•	Tubular products will report to Gonzalo Urquijo, who will also become head of health and safety and corporate affairs (government affairs, corporate responsibility and communication)

Separately Henri Blaffart, in addition to being executive vice president and group head of human resources, will also take responsibility for corporate services encompassing legal, capital goods, shipping and IT, reporting to the CEO. Bill Scotting remains CEO of Mining. Robrecht Himpe is appointed head of business optimisation Europe and will report to Aditya Mittal. Geert Van Poelvoorde is appointed head of Flat Carbon Europe and will also report to Aditya Mittal.

Commenting, Lakshmi Mittal, chairman and CEO, said:

“We have implemented these changes to simplify the organisation and ensure we have the strongest possible foundation from which to operate and grow in the future. I am confident that these modifications will enable us to achieve that.

“I would also like to take this opportunity to thank Michel Wurth for everything he has contributed to the company over the past seven years. He is a much valued and respected colleague, who has a very real and genuine passion and commitment to the steel industry. I am delighted that he will retain his links with the company, as both a member of the board and chairman of ArcelorMittal Luxembourg.”

The company does not expect significant changes to the way it currently groups its operating segments for external reporting purposes.